

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2024

David Bell
General Counsel
Grifols S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

> **Re: Grifols S.A.**
> **Form 20-F for the fiscal year ended December 31, 2023**
> **Filed April 19, 2024**
> **Form 6-K filed July 30, 2024**
> **File No. 001-35193**

Dear David Bell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences